SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. __)*

Rackwise, Inc..
(Name of Issuer)
Common Stock
(Title of Class of Securities)

75008R104
(CUSIP Number)

Emmett DeMoss 1321 Butterfield Road San Anselmo, CA 94960 (415) 308-3434
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75008R104
___________________________________________________________________________________ (1) Names of reporting persons Emmett DeMoss
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization U.S.A.
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 6,213,895[1]
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 6,213,895
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 6,213,895
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 6.1%[2]
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) IN

1 Consists of (a) 127,126 shares of common stock and 63,563 shares of common stock issuable upon exercise of currently exercisable warrants held by Emmett DeMoss IRA and (b) 4,000,000 shares of common stock and 2,023,206 shares of common stock issuable upon exercise of currently exercisable warrants held by DeMoss Family Revocable Trust. Emmett DeMoss is the trustee of DeMoss Family Revocable Trust, and has sole voting and investment power with respect to the securities owned by Emmett DeMoss IRA and DeMoss Family Revocable Trust.

2 Based on 99,215,471 shares of common stock of Rackwise, Inc. (the “Issuer”) that were issued and outstanding as of March 26, 2012, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 30, 2012.

CUSIP No. 75008R104
___________________________________________________________________________________ (1) Names of reporting persons DeMoss Family Revocable Trust
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) OO
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
___________________________________________________________________________________ (6) Citizenship or place of organization California
___________________________________________________________________________________ Number of shares beneficially owned by reporting person with:
____________________________________________________________ (7) Sole Voting Power 6,023,206[3]
____________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 6,023,206
____________________________________________________________ (10) Shared Dispositive Power 0
___________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 6,023,206
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
___________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 5.9%[4]
___________________________________________________________________________________ (14) Type of Reporting Person (See Instructions) OO

3 Consists of 4,000,000 shares of common stock and 2,023,206 shares of common stock issuable upon exercise of currently exercisable warrants held by DeMoss Family Revocable Trust. Emmett DeMoss is the trustee of DeMoss Family Revocable Trust and has sole voting and investment power with respect to the securities owned by DeMoss Family Revocable Trust.

4 Based on 99,215,471 shares of common stock of the Issuer that were issued and outstanding as of March 26, 2012, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 30, 2012.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Rackwise, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 2365 Iron Point Road, Suite 190, Folsom, CA 95630.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of (i) Emmett DeMoss, Chairman Emeritus of the Issuer and (ii) DeMoss Family Revocable Trust (the “Trust”), a grantor trust established by Mr. DeMoss (collectively, the “Reporting Persons”). The business address of Mr. DeMoss and the Trust is 1321 Butterfield Road, San Anselmo, CA 94960. The beneficiaries of the Trust are Mr. DeMoss and members of his immediate family. During his lifetime, Mr. DeMoss is entitled to receive the income from the Trust and has the right to reacquire the Issuer’s securities held by the Trust at any time. Accordingly, Mr. DeMoss may be deemed to beneficially own the Issuer’s securities held by the Trust. Mr. DeMoss, as trustee of the Trust, has sole voting and investment power over the Issuer’s securities held by the Trust, subject to the provisions of the Trust, and thus may be deemed to beneficially own the Issuer’s securities held by the Trust.

During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons were shareholders of Visual Network Design, Inc., a Delaware corporation (“VNDI”). On September 21, 2011, a wholly owned Delaware subsidiary of the Issuer merged with and into VNDI, with VNDI as the surviving corporation (the “Merger”). In connection with the Merger, each share of VNDI common stock was cancelled and converted into the right to receive approximately 1.27 shares of Common Stock and approximately 1.27 warrants, each to purchase one-half share of Common Stock at an exercise price of $0.625 per whole share. As a result of the Merger, (a) Emmett DeMoss IRA received 127,126 shares of Common Stock and warrants to purchase 63,563 shares of Common Stock and (b) DeMoss Family Revocable Trust received 4,046,412 shares of Common Stock and warrants to purchase 2,023,206 shares of Common Stock. The merger agreement provides that 5% of the shares of Common Stock that VNDI’s pre-Merger shareholders receive in the Merger in exchange for their VNDI shares are to be held in escrow for any breach of the merger agreement by VNDI that is discovered during the two years following the Merger. In addition, in connection with the Merger, the Reporting Persons agreed to “lock-up” and not sell or otherwise transfer or hypothecate any of their shares of Common Stock, including shares issuable upon exercise of the merger warrants, for a term of eighteen (18) months from the closing of the Merger, except in certain limited circumstances.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Issuer’s securities for investment purposes.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•	Any other material change in the Issuer’s business or corporate structure;

•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  (b)  See Items 7 through 13 of the cover pages. The Reporting Persons may be deemed to beneficially own an aggregate of 6,213,895 shares or 6.1% of the outstanding Common Stock of the Issuer. Except as described in this Schedule 13D, no Reporting Person has any equity or other ownership interest in the Issuer.

(c)  On March 29, 2012, the Trust transferred 46,412 shares of Common Stock to the trust account of Mr. DeMoss’ daughter. Other than this transaction and as described in Item 3 above, there have been no other transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons.

(d)  The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the securities of the Issuer beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2012

/s/ Emmett DeMoss

Emmett DeMoss

DeMoss Family Revocable Trust

By: /s/ Emmett DeMoss

Name: Emmett DeMoss

Title: Trustee

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D

The undersigned hereby agree that they are filing this Schedule 13D jointly pursuant to Rule 13d-1(k). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them to such a statement on this Schedule 13D with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

Dated: March 30, 2012

/s/ Emmett DeMoss

Emmett DeMoss

DeMoss Family Revocable Trust

By: /s/ Emmett DeMoss

Name: Emmett DeMoss

Title: Trustee